SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-12375

                           NOTIFICATION OF LATE FILING

(Check One):   [ x ] Form 10-K [   ] Form 11-K [   ] Form 20-F [   ] Form 10-Q
               [   ] Form N-SAR

For Period Ended:  March 30, 1996

[  ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-K       [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:       not applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:      not applicable

                         Part I. Registrant Information

Full name of registrant       Peaches Entertainment Corporation

Former name if applicable     not applicable

Address of principal executive office (street and number)
                    1180 East Hallandale Beach Boulevard

City, State and Zip Code       Hallandale, Florida 33009

                         Part II, Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ x ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[ x ]  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c) The accountant's statement or other exhibit required by Rule
       12b-25(c) has been attached if applicable.

                               Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

          The registrant filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on January 16, 1996 and is operating its business as a debtor-in- possession. The registrant is scheduled to file its Plan of Reorganization with the Bankruptcy Court on July 15, 1996. The volume of filings and other work required in connection with such Plan of Reorganization and other matters relating to the bankruptcy proceeding prevent the registrant from completing the Form 10-K on a timely basis.

                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

      Jason Wolk                      954                   454-5555
        (Name)                     (Area code)          (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                   [ x ] Yes        [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [ x ] Yes       [   ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          A significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report due, among other considerations, to: the closing of 6 of the registrant's 19 stores during the period covered by the subject filing; the filing by the registrant for relief under Chapter 11


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          of the U.S. Bankruptcy Code on January 16, 1996; a change in the credit and other terms of the registrant's arrangements with its suppliers, as a result of such bankruptcy filing; the termination of certain executory agreements as a result of such bankruptcy filing; and other circumstances pertaining to the bankruptcy filing and its effect on the registrant's business. As a result of such developments, management estimates that from the one year period ended April 1, 1995 to the one year period ended March 30, 1996, the financial statements to be incorporated in the subject filing will reflect, among other changes, a decrease in net sales from approximately $31.9 million to approximately $15.2 million, an increase in net loss from approximately $2 million to approximately $2.5 million, and a decrease in working capital from approximately $2 million to approximately $500,000.

                        Peaches Entertainment Corporation

                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:        June 28, 1996                     By       s/Jason Wolk
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                                                           Treasurer